SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
November 24, 2020

Ryanair Holdings plc
(the "Company")

NOTICE OF EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the Company will be held at Ryanair Dublin Office, Airside Business Park, Swords, Co. Dublin, K67 NY94, Ireland on Thursday 17 December 2020 at 9.00 a.m. ("EGM").

The business of the EGM will be to consider and, if thought fit, approve certain resolutions relating to the replacement of CREST with a system operated by Euroclear Bank SA/NV for the electronic settlement of trading in the Company's ordinary shares ("Resolutions").  Approval of the Resolutions is necessary to ensure the Company's shares can continue to be settled electronically when they are traded on Euronext Dublin and the London Stock Exchange and remain eligible for continued admission to trading and listing on those exchanges, which is crucial to the interests of the Company and its shareholders as a whole.

The circular which includes the notice of the EGM (the "Circular") and a Form of Proxy have been posted to shareholders today.  The Board strongly urges shareholders to review the contents of the Circular in their entirety, including the documents referred to therein, and consider the Board's recommendation to vote in favour of the Resolutions.

The Circular, the Form of Proxy and copies of the documents referred to in the Circular are available to view on the Company's website, https://investor.ryanair.com/, and will be available for inspection during normal business hours on any business day from the date of this letter until the EGM at the registered office of the Company.

Public Health Guidelines and the EGM

The well-being of shareholders and employees is a primary concern for the Directors. We are closely monitoring the COVID-19 situation and will take all recommendations and applicable law into account in the conduct of the EGM.  There will likely be very limited ability to attend the EGM in person and the Board therefore strongly encourages shareholders to appoint the chairman of the EGM as a proxy by submitting a proxy form not less than 48 hours before the time appointed for the EGM or any adjournment thereof, in order to ensure they can exercise their vote and be represented at the EGM without attending in person.

Proxy forms can be submitted in advance of the EGM by availing of one of the options set out in the notice of the EGM:

●           by post to the Company's registrar, Link Registrars Limited, PO Box 1110, Maynooth, Co. Kildare, Ireland or by hand to Link Registrars Limited, Level 2, Block C, Maynooth Business Campus, Maynooth, Co. Kildare, W23 F854, Ireland;

●           by fax to +353 (1) 2240700, provided it is received in legible form;

●           electronically by accessing www.signalshares.com;

●           via the CREST System, where shares are held in CREST.

Any relevant updates regarding the EGM, including any changes to the arrangements outlined in the Circular, will be announced via a Regulatory Information Service and will be available on https://investor.ryanair.com/.

In the event that it is not possible to hold the EGM either in compliance with public health guidelines or applicable law or where it is otherwise considered that proceeding with the EGM as planned poses an unacceptable health and safety risk, the EGM may be adjourned or postponed or relocated to a different time and/or venue, in which case notification of such adjournment or postponement or relocation will be given in accordance with applicable law.

Further information in relation to the EGM

In accordance with Irish Listing Rule 6.1.59 and UK Listing Rule 14.3.6, the Circular and the Articles of Association of the Company in the proposed amended form will be submitted to the Irish Stock Exchange t/a Euronext Dublin and the UK's National Storage Mechanism and will be available for inspection at the following locations:

Companies Announcement Office
Euronext Dublin
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 617 4200

and at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Ryanair Holdings plc, Peter Larkin, Head of Investor Relations, Tel: +353 (0) 1 945 1212

Important Note

Announcements relating to the EGM contain (or may contain) certain forward-looking statements with respect to certain of the Company's current expectations and projections about future events, including Migration, and the Company's future financial condition and performance.  These statements, which sometimes use words such as "aim", "anticipate", "believe", "may", "will", "should", "intend", "plan", "assume", "estimate", "expect" (or the negative thereof) and words of similar meaning, reflect the directors' current beliefs and expectations and involve known and unknown risks, uncertainties and assumptions, many of which are outside the Company's control and difficult to predict (certain of which are set out in the Circular with respect to Migration).

Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.  In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement may not occur.  The information contained in this announcement, including the forward-looking statements, speaks only as of the date of this announcement and is subject to change without notice and the Company does not assume any responsibility or obligation to, and does not intend to, update or revise publicly or review any of the information contained herein save where indicated in the Circular, whether as a result of new information, future events or otherwise, except to the extent required by Euronext Dublin, the Central Bank of Ireland, the UK Financial Conduct Authority, the London Stock Exchange, the NASDAQ Stock Market, the U.S. Securities and Exchange Commission or by applicable law.

The defined terms set out in Part 9 of the Circular have the same meaning herein.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 November, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary